Exhibit 21

Subsidiaries of MCG Capital Corporation

and Jurisdiction of Incorporation/Organization

MCG Finance I, LLC	Delaware
MCG Finance V, LLC	Delaware
MCG Finance VII, LLC	Delaware
MCG Finance VIII, LLC	Delaware
Crystal Media Network, Inc.	Delaware
IH NPS Holdings, LLC	Delaware
IH NYL, Inc.	Delaware
IH Sunshine, Inc.	Delaware
MCG IH Holdings, Inc.	Delaware
Solutions Capital GP, LLC	Delaware
Solutions Capital I, LP	Delaware